Myriant Corporation
1 Pine Hill Drive
3 Batterymarch Park
Quincy, MA 02169

January 8, 2014

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

RE:	Application for Withdrawal of Registration Statement on Form S-1 for
Myriant Corporation (Commission File No. 333-174583)

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Myriant Corporation, a Delaware corporation (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-174583), initially filed with the Commission on May 27, 2011 (together with all amendments and exhibits thereto, the “Registration Statement”).

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time and believes the withdrawal to be consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 of the Act. The Registration Statement was not declared effective by the Commission under the Act, and no securities were issued or sold pursuant to the Registration Statement.

If you have any questions, please contact the undersigned at 617-657-5200 or Byron Kalogerou of McDermott Will & Emery LLP at (617) 535-4441.

Sincerely,

MYRIANT CORPORATION

By: /s/ Cenan Ozmeral
Name: Cenan Ozmeral
Title:   President and Chief Operating Officer